Exhibit 99.1

ShangPharma Announces Appointment of New Chief Financial Officer and Promotion of Kevin Chen as President

SHANGHAI--(BUSINESS WIRE)--January 7, 2011--ShangPharma Corporation (NYSE:SHP) ("ShangPharma" or the "Company"), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced the appointment of William Dai as Chief Financial Officer, effective January 10, 2011. Kevin Penghui Chen, ShangPharma’s Chief Financial Officer and Chief Operating Officer will become President of the Company and continue his role as Chief Operating Officer.

Mr. Dai has more than 17 years of experience in accounting, financial management, and the capital markets. Prior to ShangPharma, Mr. Dai served as Chief Financial Officer of the New York Stock Exchange-listed China Nepstar Chain Drugstore Ltd. in Shenzhen, China since January 2009. From 2006 to 2008, Mr. Dai was the Chief Financial Officer and Vice Chair of the Executive Committee at MicroPort Medical Co. Ltd. in Shanghai, China. From 1993 to 2005, Mr. Dai held a variety of financial and senior managerial roles at multinational companies in China and the United States.

Mr. Dai holds a master’s degree in business administration with an emphasis in finance from Michigan State University, and a bachelor’s degree in international business and English from Shanghai University’s College of International Business in Shanghai, China.

Michael Xin Hui, founder and Chief Executive Officer of ShangPharma, commented, “We are pleased to have Mr. Dai join our company as Chief Financial Officer. He has held CFO positions at publicly-listed companies in both the U.S. and Hong Kong, and has developed a tremendous amount of experience in financial management, business development, and strategic planning at multinational companies in both China and the United States. In addition, Kevin Chen’s new role will allow him to expand his focus on corporate strategy, business operations, partnership development and management, and potential M&A opportunities. The addition of Mr. Dai helps us expand the depth of our management team and our new management structure will help us further build our company into the leading contract research organization in China.”

ABOUT SHANGPHARMA CORPORATION

ShangPharma Corporation is a leading China-based contract research organization providing high-quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma's services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

CONTACT:
ShangPharma Corporation
Lan Xie, VP of Finance and Operations
IR@shangpharma.com
or
Christensen
In New York
Kimberly Minarovich, +917-533-3268
kminarovich@christensenir.com
or
In Hong Kong
Tip Fleming, +852-9212-0684
tfleming@christensenir.com